



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)

22 Zarhin Street, Ra'anana 43662, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

MER TELEMANAGEMENT SOLUTIONS LTD.

6-K Items

1. MER Telemanagement Solutions Ltd. Annual Report for the year ended December 31, 2004.

ITEM 1

MTS

Telecommunications Management

Strategic Responses Answer Demand



Annual Report 2004

60 countries worldwide   over 60,000 installations   sets a standard   fully-featured solution

About MTS

MTS is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing. MTS' OSS offers a fully-featured solution that can be universally applied or customized to specific industries.

Our solutions cover all communication channels and all interactions between users, partners and suppliers. This world class offering sets a standard in its field, and draws on a base of over 60,000 installations worldwide.

Headquartered in Israel, MTS markets through wholly-owned subsidiaries in the U.S., Hong Kong, Holland and Brazil and through OEM partnerships with Siemens, Phillips and agreements with other PABX vendors.

MTS' shares are traded on the NASDAQ SmallCap Market (symbol MTSL).

Contents


global broadband/ip marketplace
cost-effective management


accurate billing
fully featured solutions

Financial Highlights

Statement of income data

Year ended December 31, (in thousands, except share data)

	2000	2001	2002	2003	2004
Revenues	$ 11,067	$ 10,725	$ 9,787	$ 9,230	$ 9,413
Gross profit	$ 8,225	$ 8,173	$ 7,891	$ 7,381	$ 6,599
Research and development, net	$ 4,039	$ 3,562	$ 2,127	$ 1,825	$ 2,362
In process research and development write-off	$ 945	$ –	$ –	$ –	$ –
Operating loss	($ 3,457)	($ 2,243)	($ 48)	($ 190)	($ 4,164)
Net income (loss)	($ 1,271)	($ 2,554)	$ 130	$ 87	($ 4,127)
Diluted earnings (loss) per share	($ 0.264)	($ 0.53)	$ 0.03	$ 0.02	($ 0.89)
Average number of shares (in thousands)	4,867	4,826	4,710	4,628	4,634

Balance sheet data

Year ended December 31, (in thousands)

	2000	2001	2002	2003	2004
Cash and cash equivalents	$ 5,837	$ 5,987	$ 9,062	$ 8,684	$ 3,814
Short-term bank deposits	$ 1,862	$ 1,942	$ –	$ –	$ –
Marketable securities	$ 3,436	$ 2,098	$ 1,153	$ 1,644	$ 1,057
Total	$ 11,135	$ 10,027	$ 10,215	$ 10,328	$ 4,871
Working capital	$ 10,342	$ 9,060	$ 9,244	$ 9,437	$ 2,773
Total assets	$ 21,812	$ 18,095	$ 17,707	$ 18,182	$ 15,323
Long-term debt	$ 84	$ 13	$ 8	$ –	$ –
Shareholders' equity	$ 16,497	$ 13,856	$ 14,013	$ 14,464	$ 10,657



Chaim Mer, Chairman of the Board



Eytan Bar, President and CEO

Dear Shareholders,

In 2004 MTS was vigorously engaged in preparing a powerful springboard for future growth. This entailed significant investments in human resources and a strategic acquisition.

We believe we now have in place a team and product offerings that not only respond directly to today's complex telecommunications environments, but address specific segments that are seeking cost-competitive, fully featured solutions. Enterprises, institutions, organizations, governmental agencies, service providers and partners operating in the mid-market are our target audience, and we attract them with modular, future-proof solutions, fast Return on Investment, and dedicated, professional support.

2004 Results

The results of the last year reflect our substantial investments in the future. Virtually every ambitious change in strategic direction entails a certain sacrifice in financial results, and we are no exception. However, when this sacrifice reaps future healthy rewards, it is the right step, because only those high-tech companies that act upon their vision of dynamic markets survive to grow and prosper.

Revenues for the year were $9.4 million as compared to $9.2 million in 2003. Due to the abovementioned investments, which shall be discussed in greater detail, we recorded a loss of $4.1 million.

Cash and cash equivalents, including marketable securities, at year's end were $4.9 million.

Strategic Acquisition

Our goal of expanding our customer care and billing offerings for the telecom industry led us to seek complementary solutions to our Telecommunications and Expense Management offerings. In Teleknowledge, an Israel-based company, with the vision and carrier-class products for digital content organizations, we found, at first, an ideal OEM partner. The relationship quickly scaled up to the point where it made solid business sense for us to create a firmer bond between our technology assets and marketing strengths.

At the end of 2004, we completed the acquisition of Teleknowledge for a maximum of $6.2 million, comprised primarily of $2.6 million in cash, and contingent payments of up to $3.6 million dollars, depending on future revenues derived from Teleknowledge's technology or billing solutions sales, over a period of three years.

This acquisition allows us to offer end-to-end customer care and billing, including Pre/post billing, Web Self-care, Assets Management, Partner Management, Help Desk and Order Management modules.

Teleknowledge's solutions are installed in over 10 countries at leading digital content organizations, where they deliver significant advantages over legacy and in-house alternatives.

Strengthening Interactions with Customers

As we position ourselves as a total solutions provider in the telecom expense and billing arenas, our marketing and support capabilities are critical to success. In 2004, we more than doubled our number of employees, with the emphasis on sales and support. We established a Professional Services Department, which will be the customer's direct address for customization and a long-term relationship. We believe that as the telecommunications environment becomes increasingly complex and competitive in terms of services and players, vendor support is a powerful differentiator. It is also a long-term source of added-value revenues.

We expanded our R&D, which is always a key driver in a high-tech company. Our success in transforming our tried and true TABS technology into a state-of-the-art application suite, including call accounting, invoice management, facility management, cable management and more, confirms our R&D's market-oriented approach.

This application suite is now joined by our CC&B solution for value-based customer care, billing and partner management for broadband/IP services and content providers, as well as Teleknowledge's Total-e Content solution, to create end-to-end, yet fully modular, scalable solutions.

New Partnerships and Alliances

In 2004 we continued our multi-channel marketing strategy, of direct sales through subsidiaries, and sales through select OEM partners.

During the year, NACR (North American Communications Resource, Inc.), the largest Avaya-certified Diamond & Platinum Business Partner and Three-Star Service Provider, signed a reseller agreement with MTS. NACR has one of the largest Avaya customer bases in the US, and MTS' solutions will enable the company to expand products and services to its customers beyond standard telephony offerings.

MTS also signed a strategic alliance with Tadiran Telecom, an Israel-based vendor and leader for over 40 years. Tadiran will offer our premiere call accounting and billing solutions through its Government Systems Division.

To further strengthen our position in the US, our main market, we signed a reseller agreement with Avnet Enterprise Solutions. Avnet specializes in Network Lifecycle Management solutions for IP Communications, Security, Wireless and LAN/WAN. Our suite of products complements Avnet's existing offerings and is easily integrated into any IT solution.

Another important development is the product integration agreement signed with NEC Unified Solutions, Inc., the market leader in converged and pure IP communications systems. NEC is integrating our application suite with its new MA4000 management system for its pure IP and IPS converged communications systems.

Looking Forward

Our strategy is ambitious and challenging, and will call upon the expanded MTS family to demonstrate unswerving commitment to our vision and measurable goals. We are confident the new employees who joined us in 2004 will be inspired by their colleagues, whose motivation and excellence has been proven time and again. We thank our loyal employees, shareholders, directors and customers for their strong, intelligent support, and promise to make every effort to deliver value to all of them in the future.

Chaim Mer,
Chairman of the Board

Eytan Bar,
President and CEO

Supporting Leadership in the Global Broadband/IP Marketplace

The telecommunications market, seemingly relatively dormant in recent years after the peak of the late 1990s, has been undergoing a quiet transformation whose impact is now visible and powerful.

Next generation provision of broadband and IP-based services are taking their place in front of a revolution in the way services are provided and used.

Service providers must compete aggressively through value-added offerings; respond swiftly to new demands and technologies and partner with other providers and businesses. In this environment, with its lightening pace of development, cost-effective management of telecom resources and expenses, and accurate billing, are key elements to the success of service providers and enterprises. Moreover, enterprises must seek the best service at the best value, partnering with several providers.

MTS, always on the cusp of the market's trends, is ready with fully featured solutions.

MTS – Once again, ready to respond with the right answers.





global broadband/ip marketplace

cost-effective management

accurate billing

fully featured solutions

Today's Products Meet Tomorrow's Needs

For service/content providers

Adding Value to Value-based Services



Customer Care, Billing (CC&B)

The ultimate tool for managing value-sensitive offerings based on any combination of parameters that relate to customers, services and usage.

- Unlimited value-based consumer billing models
- Bundled, advanced value-based offerings
- Partner revenue management - advertisers, content/service providers, consumers

Total-e Content™

- Robust billing
- Web self-care
- Assets management
- Partners management
- Help Desk
- Order management
- Value-added services

For enterprises

What you need to know when you need to know it - at virtually an unlimited number of locations

Proactive, policy-based telecom monitoring, management and control

Modular Application Suite

- Operation costs - what is being spent
- Activity analysis - how resources are being used
- Performance - who is using what and when
- Utilization - how and how much devices are being used
- Facility management - track work orders, trouble tickets and inventory
- Managed services-outsourced IT communications

customer care, billing (CC&B) | total-e content™ | modular application suite | value-based services




60 countries worldwide
over 60,000 installations
strategic alliances with world leaders

Flexible Global Presence Focusing on Local Needs

MTS, long a pioneer in its field, is today active in 60 countries worldwide and has over 60,000 installations testifying to the reliability and added value of its solutions.

In each territory, MTS matches its marketing channels to local opportunities and needs, ranging from subsidiaries in the US, Europe, Latin America and Far East, OEMs, distributors and system integrators to partnerships and strategic alliances with world leaders such as Siemens, Philips, Alcatel, Avaya, Nortel Networks, Cisco and more.

A Who's Who of our Customers

MTS's customer roster is just as impressive, including American Express, Hewlett Packard, Club Med, Hertz, General Motors, Shell Oil, Citibank, Hilton Hotels, the UN, 3M Innovation Networks and others.

The future is calling. MTS has the answers.

operating and financial review and prospects

A. Operating Results

The following discussion of our results of operations should be read together with our consolidated financial statements and the related notes, which appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

Overview

We design, develop, market and support a comprehensive line of telecommunication management and customer care & billing ("CC&B") solutions that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and to significantly reduce associated costs. Our products include call accounting and management products, fault management systems and Web-based management solutions for converged voice, voice over Internet Protocol, IP data and video and CC&B solutions. These products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, detect and report the abuse and misuse of telephone networks, monitor and detect hardware and software faults in telecommunications networks and generate telecommunications usage information for use in the management of an enterprise. We were among the first to offer PC-based call accounting systems when we introduced our TABS product in 1985. to date, over 60,000 TABS call accounting systems have been sold to end-users in more than 60 countries.

General

Our consolidated financial statements are stated in U.S. dollars and prepared in accordance with generally accepted accounting principles in the United States. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. The majority of our sales are made outside Israel in United States dollars. In addition, substantial portions of our costs are incurred in United States dollars. Since the United States dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries and an affiliate, whose functional currency is not the dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts has been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

Discussion of Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the use of different assumptions would likely result in materially different results of operations.

Critical accounting policies are those that are both most important to the portrayal of a company's financial position and results of operations, and require management's most difficult, subjective or complex judgments. Although not all of our significant accounting policies require management to make difficult, subjective or complex judgments or estimates, the following policies and estimates are those that we deem most critical:

Revenue Recognition We recognize software licence revenues when both parties sign an agreement or other persuasive evidence of an arrangement exists, when the software has been shipped or electronically delivered, when the fees are fixed or determinable, and when collection of the resulting receivable is probable, and no other significant obligations remain. For multiple element arrangements, where vendor-specific objective evidence of fair value exists for all undelivered elements, we account for the delivered elements in accordance with the "residual method". Vendor-specific objective evidence of fair value is based on the price a customer is required to pay when the element is sold separately. We assess whether the fee is fixed or determinable and collection is probable at the time of the transaction. In assessing whether the fee is fixed or determinable, we analyze the payment terms of the transaction and other factors, including the nature and class of customer, our historical experience of collecting under our payment terms without granting a concession. If we determine the fee is not fixed or determinable, we defer the revenue until the payments under the arrangement become due. We assess whether collection is probable based on a number of factors, including the customer's past transaction history and credit worthiness. If we determine that collection of a fee is not probable, we defer the fee and recognize revenue only at the time that collection becomes probable, which is generally upon the receipt of cash.

Revenue from maintenance contracts is recognized ratably over the term of the maintenance contract.

Income taxes We use the liability method to account for income taxes whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to their estimated realizable value.

Contingencies We periodically estimate the impact of various conditions, situations and/or circumstances involving uncertain outcomes to our financial condition and operating results. These events are called "contingencies", as a contingency is defined as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur". Legal proceedings are a form of such contingencies.

In April 2000, the tax authorities in Israel issued a demand for a tax payment for the period of 1997–1999, in the amount of approximately NIS 6 million ($ 1.35 million). The Company has appealed to the Israeli district court in respect of the abovementioned tax demand. Based on the opinion of our legal counsel, we believe that certain defenses can be raised against the demand of the tax authorities. We provided a provision in the amount of $464,000 in our financial statements, based on the current evidence and on the basis of the said opinion of our legal counsel.

Goodwill Goodwill represents excess of the costs over the net assets of business acquired. Goodwill from acquisitions made prior to July 1, 2001 was amortized until December 31, 2001, by the straight-line method, over 10 years. Goodwill acquired in a business contraction on or after July 1, 2001 will not be amortized.

Effective January 1, 2002, we adopted SFAS No. 142. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value to its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital. We have selected September 30, as the date we will perform our annual goodwill impairment tests. The annual goodwill impairment test for 2004 was prepared for us by an independent consulting firm. As of December 31, 2004 no impairment was required. Any changes in our key assumptions could result in an impairment charge and such a change could have a material adverse affect on our financial position and results of operations.

Investments in affiliate and other companies Our investment in a privately held company in which we hold 50% ownership of voting rights and can exercise significant influence over operating and financial policy of the affiliate is presented using the equity method of accounting. Goodwill related to investments in affiliates is no longer amortized. The goodwill is reviewed annually (or more frequently if circumstances indicate impairment has occurred) for impairment. Before January 1, 2002, goodwill was amortized on a straight-line basis over 10 years.

Investments in privately held companies in which we hold less than 20% and do not have the ability to exercise significant influence over their operating and financial policy, are presented at cost. We periodically review the carrying value of these investments. If this review indicates that the carrying value is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2004, no impairment losses have been identified. Any changes in our key assumptions concerning their carrying value could have a material adverse affect on our financial position and results of operations.

Research and development costs. Research and development costs, net of grants received, are charged to expenses as incurred. Certain software development costs must be capitalized subsequent to the establishment of technological feasibility. Based on our product development process, technological feasibility is established upon completion of a working model. Costs incurred by us between completion of the working model and the point at which the product is ready for general release should be capitalized. During 2004 the Company capitalized $0.4 million of research and development costs.

Capitalized software development costs are amortized by the greater of: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software or (ii) the straight-line method over the remaining estimated useful life of the product (not greater than three years). We assess the recoverability of this intangible asset on every balance sheet date by determining whether the amortization of the asset over our remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on the most recent analyses, our management believes that the impairment of $354,000 of capitalized software development costs exists as at December 31, 2004 and should be amortized by the straight-line method over the remaining estimated useful life of the product (three years). Under different assumptions with respect to the recoverability of this intangible asset, our determination may be different, which may negatively affect our financial position and results of operations.

Results of Operations

The following table for the periods indicated, presents certain financial data expressed as a percentage of total revenues:

Year Ended December 31,	2002	2003	2004
Revenues			
Products sales	75.6%	75.2%	75.1%
Services	24.4	24.8	24.9
Total Revenues	100.0	100.0	100.0
Cost of revenues			
Products sales	16.9	16.5	25.6
Services	2.5	3.5	4.3
Total cost of revenues	19.4	20.0	29.9
Gross profit	80.6	80.0	70.1
Selling and marketing expenses	40.4	42.5	66.9
Research and development costs	21.7	19.8	25.1
General and administrative expenses	19.0	19.8	22.3
Operating loss	(0.5)	(2.1)	(44.2)
Financial income, net	1.4	1.3	0.8
Other income (expenses)	(1.5)	0.1	0.0
Loss before taxes	(0.6)	(0.7)	(43.4)
Taxes on income	0.5	2.1	2.8
Net loss before equity in earnings of affiliate	(1.1)	(2.8)	(46.2)
Equity in earning of affiliate	2.4	3.7	2.4
Net income (loss)	1.3%	0.9%	(43.8)%

Years Ended December 31, 2004 and 2003

Revenues. Revenues consist primarily of software license fees sales and revenues from services, including service bureau, maintenance and support. Revenues increased 2.0% to $9.41 million in 2004 from $9.23 million in 2003. In 2004, the revenues from our wholly owned U.S. subsidiary, MTS IntegraTRAK, increased 0.7% from 2003 and accounted for 52.6% of our total revenues.

Cost of Revenues. Cost of revenues consists primarily of (i) production costs (including hardware, media, packaging, freight and documentation); (ii) certain royalties and licenses payable to third parties (including the Office of the Chief Scientist, or OCS, of the Ministry of Industry and Trade), (iii) professional services and (iv) warranty and support costs for up to one year for end-users. Cost of revenues increased by 52.2% to $2.81 million in 2004 from $1.85 million in 2003, mainly due to result of the significant number of new employees recruitments in professional services and Tech support departments and their travel expenditure.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of costs relating to sales representatives compensation and their travel expenses, trade shows and marketing exhibitions, advertising, and presales support. Selling and marketing expenses were $6.30 million in 2004, an increase of 60.9% from $3.92 million in 2003. In 2004, we increased our personnel globally across our sales division. We believe we now have the necessary infrastructure in place to drive market penetration and revenue expansion.

Research and Development Costs. Research and development costs consist primarily of salaries of employees engaged in on-going research and development activities, outsourcing subcontractor development and other related costs. Net research and development costs increased by 29% to $2.36 million in 2004 (after the capitalization of $0.4 million of software development costs) from $1.83 million in 2003. Total research and development expenses increased due to the increase of our research and development activity including the recruitment of new employees in that department and outsourcing additional subcontractors for development. We did not receive any royalty-bearing grants from the OCS in the past three years and we do not expect to receive any grants during 2005.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, professional fees and office maintenance and administrative costs. General and administrative expenses increased by 14.8% to $2.10 million in 2004 from $1.83 million in 2003 as we increased our overall activity.

Financial Income, Net. Financial income consists primarily of interest income on bank deposits and foreign currency translation adjustments. We recorded financial income of $78,000 in 2004 as compared to financial income of $124,000 in 2003. During the last four years our interest income was negatively affected by the prevailing low interest rates in both the U.S. and in Israel and the decrease in the total cash and cash equivalents held by us.

Taxes on Income. In 2004, our taxes on income were $266,000 as compared to $198,000 in 2003. Most of the taxes in 2004 were the result of our provision for the Israeli tax authorities demand for tax payment for the period of 1997–1999. Based on the opinion of the company's tax consultants, the company believes it has made an adequate provision for this demand.

Equity Interest in Results of Affiliate. We recognize equity income from the operations of our 50%-owned affiliate, Jusan S.A. In 2004 and in 2003, we recognized income of $225,000 and $345,000, respectively.

Years Ended December 31, 2003 and 2002

Revenues. Revenues decreased by 5.8% to $9.23 million in 2003 from $9.8 million in 2002 as a result of the continued global decline in the demand for telecommunication products, such as PBX systems, which affected our revenue stream. In 2003, the revenues from our wholly-owned U.S. subsidiary, MTS IntegraTRAK, declined by 23% from 2002 and accounted for 53.0% of our total revenues.

Cost of Revenues. Cost of revenues decreased by 2.6% to $1.85 million in 2003 from $1.9 million in 2002, principally as a result of the overall decrease in revenues.

Selling and Marketing Expenses. Selling and marketing expenses were $3.92 million in 2003, a decrease of 1% from $3.95 million in 2002. In 2003, we succeeded in increasing our sales to existing OEM customers, which increased by 45% to $2.3 million compared to $1.59 million in 2002.

Research and Development Costs. Net research and development costs decreased by 14% to $1.83 million in 2003 from $2.13 million in 2002. The total research and development expenses decreased due to the downsizing process that we implemented through the end of the third quarter of 2003. Beginning in the fourth quarter of 2003 we began to increase our research and development expenses. We did not receive any royalty-bearing grants from the OCS in 2002 or 2003. We did not capitalize any software development costs in either year.

General and Administrative Expenses. General and administrative expenses decreased by 1.6% to $1.83 million in 2003 from $1.86 million in 2002 as we attempted to contain such expenses in light of our decreased sales.

Financial Income, Net. We recorded financial income of $124,000 in 2003 as compared to financial income of $134,000 in 2002. During the last three years our interest income was negatively affected by the prevailing low interest rates both in the U.S. and in Israel and the decrease in the total cash and cash equivalents held by us.

Other Income. During 2003, we recorded income of $6,000 from the exercise of marketable securities compared to a loss of $140,000 in 2002. During 2002, the loss was the result of the decline in the value of our marketable securities whose value had decreased as a result of the global recession.

Taxes on Income. In 2003, our taxes on income were $198,000 as compared to $52,000 in 2002. Most of the taxes in 2003 were the result of our realization of the deferred tax assets according to our conservative accounting policy. During 2003 we realized a tax benefit of $80,000 from a tax return received from the Spanish tax authorities.

Equity Interest in Results of Affiliate. We recognize equity income from the operations of our 50%-owned affiliate, Jusan S.A. In 2003 and in 2002, we recognized income of $345,000 and $236,000 respectively.

Quarterly Results of Operations

The following tables set forth certain unaudited quarterly financial information for the two years ended December 31, 2004. The data has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this Report and include all necessary adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation. The operating results for any quarter are not necessarily indicative of results for any future periods.

Three months ended	2003				2004			
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,
Revenues	$2,240	$2,193	$2,286	$2,511	$2,359	$1,992	$2,485	$2,577
Cost of revenues	540	411	457	441	541	506	674	1,093
Gross profit	1,700	1,782	1,829	2,070	1,818	1,486	1,811	1,484
Selling and marketing	918	1,061	938	999	1,125	1,397	1,762	2,016
Research and development	441	386	434	564	534	569	414	845
General and administrative	483	422	462	463	397	489	533	682
Operating expenses	1,842	1,869	1,834	2,026	2,056	2,455	2,709	3,543
Operating income (loss)	(142)	(87)	(5)	44	(238)	(969)	(898)	(2,059)
Financial income (expense), net	16	22	(11)	97	28	(9)	27	32
Other income (loss)	–	6	–	–	(32)	2	15	15
Income (loss) before taxes	(126)	(59)	(16)	141	(242)	(976)	(856)	(2,012)
Taxes on income (tax benefit)	–	(2)	98	102	–	2	1	263
Net income (loss) before equity in earnings (loss) of affiliate	(126)	(57)	(114)	39	(242)	(978)	(857)	2,275
Equity in results of affiliate	139	48	117	41	46	49	140	(10)
Net income (loss)	$ 13	$ (9)	$ 3	$ 80	$ (196)	$ (929)	$ (717)	$ (2,285)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	24.1	18.7	20.0	17.6	22.9	25.4	27.1	42.4
Gross profit	75.9	81.3	80.0	82.4	77.1	74.6	72.9	57.6
Selling and marketing	41.0	48.4	41.0	39.8	47.7	70.1	70.9	78.2
Research and development	19.7	17.6	19.0	22.5	22.6	28.6	16.7	32.8
General and administrative	21.6	19.2	20.2	18.4	16.8	24.5	21.4	26.5
Operating expenses	82.3	85.2	80.2	80.7	87.2	123.2	109.0	137.5
Operating income (loss)	(6.4)	(3.9)	(0.2)	1.7	(10.1)	(48.6)	(36.1)	(79.9)
Financial income (expense), net	0.7	1.0	(0.5)	3.9	1.2	(0.5)	1.1	1.2
Other income (loss)	–	0.3	–	–	(1.4)	0.1	0.6	0.6
Income (loss) before taxes	(5.7)	(2.6)	(0.7)	5.6	(10.3)	(49.0)	(34.4)	(78.1)
Taxes on income (tax benefit)	–	(0.1)	4.3	4.1	–	0.1	–	10.2
Net income (loss) before equity in earnings of affiliate	(5.7)	(2.5)	(5.0)	1.5	(10.3)	(49.1)	(34.4)	(88.3)
Equity in results of affiliate	6.2	2.2	5.1	1.6	1.9	2.5	5.5	(0.4)
Net income (loss)	0.5%	(0.3)%	0.1%	3.1%	(8.3)%	(46.6)%	(28.9)%	(88.7)%

B. Liquidity and Capital Resources

On December 31, 2004, we had $3.8 million in cash and cash equivalents, $1.1 million in marketable securities and working capital of $2.8 million as compared to $8.7 million in cash and cash equivalents, $1.6 million in marketable securities and $9.4 million in working capital on December 31, 2003. The sharp decrease in working capital in 2004 is mainly due to the use of cash at the end of the year for the purchase of certain assets of Teleknowledge Group Ltd. as well as for the increase in our business activity that resulted in increased trade payables and accrued expenses and other liabilities. During 2004, we continued our stock buy back program, purchasing 3,800 ordinary shares through December 31, 2004 at a cost of $8,664, an average of $2.28 per share.

One of the principal factors affecting our working capital is the payment cycle on our sales. Payment for goods shipped is generally received from 60 to 70 days after shipment. Any material change in the aging of our accounts receivable could have an adverse effect on our working capital.

Our operations used $2.6 million during the year ended December 31, 2004, compared to $163,000 that was provided from operations in the year ended December 31, 2003. The use of funds in 2004 was primarily due to our net loss for the year and the increase in trade payables and accrued expenses.

We currently do not have significant capital spending or purchase commitments, but we expect to continue to engage in capital spending consistent with the level of our operations. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least twelve months. Thereafter, if we do not generate sufficient cash from operations, we may be required to obtain additional financing or to implement a plan in order to reduce level of expenditure. There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

Seasonality

Our operating results are generally not characterized by a seasonal pattern except that our volume of sales in Europe is generally slower in the summer months.

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

index

report of independent registered public accounting firm

To the Shareholders of MER Telemanagement Solutions Ltd.

We have audited the accompanying consolidated balance sheets of Mer Telemanagement Solutions Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Jusan SA, a 50% owned affiliate, for the year ended December 31, 2004, whose Company's investments constitute $ 2,119 thousand as of December 31, 2004 and its equity in revenues constitute $ 225 thousand. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts emanating from the financial statements of such investee companies, is based solely on the said reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Kost Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
February 7, 2005

Consolidated balance sheets

CONSOLIDATED BALANCE SHEETS

	U.S. dollars in thousands	
December 31,	2003	2004
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 8,684	$ 3,814
Marketable securities (Note 3)	1,644	1,057
Trade receivables (net of allowance for doubtful accounts of $ 350 and $ 370 as of December 31, 2003 and 2004, respectively)	1,391	1,348
Other accounts receivable and prepaid expenses (Note 4)	566	391
Inventories (Note 5)	193	178
Total current assets	12,478	6,788
LONG-TERM INVESTMENTS:		
Investments in an affiliate (Note 6)	1,859	2,119
Long-term loans, net of current maturities (Note 7)	95	45
Severance pay fund	564	535
Other investments (Note 8)	368	373
Total long-term investments	2,886	3,072
PROPERTY AND EQUIPMENT, NET (Note 9)	482	581
OTHER ASSETS:		
Goodwill (Note 10a)	2,024	3,415
Other intangible assets, net (Note 10b)	206	1,394
Deferred income taxes (Note 13)	106	73
Total other assets	2,336	4,882
Total assets	$ 18,182	$ 15,323

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

December 31,	*) 2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term loans	$ 8	$ –
Trade payables	393	719
Accrued expenses and other liabilities (Note 11)	1,421	2,042
Deferred revenues	1,219	1,254
Total current liabilities	3,041	4,015
LONG-TERM LIABILITIES:		
Accrued severance pay	677	651
Total long-term liabilities	677	651
COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)		
SHAREHOLDERS' EQUITY (Note 15):		
Share capital –		
Ordinary shares of NIS 0.01 par value – Authorized: 12,000,000 shares as of December 31, 2003 and 2004; Issued: 4,631,471 and 4,648,804 shares as of December 31, 2003 and 2004, respectively; Outstanding: 4,624,471 and 4,638,004 shares as of December 31, 2003 and 2004, respectively	14	14
Additional paid-in capital	12,877	12,879
Treasury shares (7,000 and 10,800 shares as of December 31, 2003 and 2004, respectively)	(20)	(29)
Deferred stock compensation	(274)	(208)
Accumulated other comprehensive income	87	348
Retained earnings (accumulated deficit)	1,780	(2,347)
Total shareholders' equity	14,464	10,657
Total liabilities and shareholders' equity	$ 18,182	$ 15,323

*) Reclassification.

Consolidated statements of operations

CONSOLIDATED STATEMENTS OF OPERATIONS U.S. dollars in thousands (except share and per share data)

Year ended December 31,	2002	2003	2004
Revenues (Note 16):			
Products sales	$ 7,397	$ 6,944	$ 7,070
Services	2,390	2,286	2,343
Total revenues	9,787	9,230	9,413
Cost of revenues:			
Products sales	1,655	1,523	2,407
Services	241	326	407
Total cost of revenues	1,896	1,849	2,814
Gross profit	7,891	7,381	6,599
Operating expenses:			
Research and development	2,127	1,825	2,362
Selling and marketing	3,954	3,916	6,300
General and administrative	1,858	1,830	2,101
Total operating expenses	7,939	7,571	10,763
Operating loss	(48)	(190)	(4,164)
Financial income, net (Note 17a)	134	124	78
Other income (expenses), net (Note 17b)	(140)	6	–
Loss before taxes on income	(54)	(60)	(4,086)
Taxes on income (Note 13)	52	198	266
Loss before equity in earnings of affiliate	(106)	(258)	(4,352)
Equity in earnings of affiliate	236	345	225
Net income (loss)	$ 130	$ 87	$ (4,127)
Net earnings (loss) per share:			
Basic net earnings (loss) per Ordinary share	$ 0.03	$ 0.02	$ (0.89)
Diluted net earnings (loss) per Ordinary share	$ 0.03	$ 0.02	$ (0.89)
Weighted average number of Ordinary shares used in computing basic net earning (loss) per share	4,709,796	4,617,099	4,634,413
Weighted average number of Ordinary shares used in computing diluted net earning (loss) per share	4,709,796	4,628,249	4,634,413

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive income (loss)	Retained earnings (accumulated Deficit)	Total comprehensive income (loss)	Total shareholders' equity
Balance as of January 1, 2002	$ 15	$ 12,846	$ (158)	$ –	$ (410)	$ 1,563		$ 13,856
Purchase of treasury shares	–	–	(172)	–	–	–		(172)
Other comprehensive income:								
Unrealized losses on available-for-sale marketable securities, net	–	–	–	–	(3)	–	$ (3)	(3)
Foreign currency translation adjustments	–	–	–	–	202	–	202	202
Total other comprehensive income							199	
Net income	–	–	–	–	–	130	130	130
Total comprehensive income							$ 329	
Balance as of December 31, 2002	15	12,846	(330)	–	(211)	1,693		14,013
Exercise of options	*) –	–	–	–	–	–		*) –
Employee stock based compensation	–	**) 487	–	**) (487)	–	–		–
Amortization of deferred stock compensation	–	–	–	213	–	–		213
Retirement of treasury shares	(1)	(456)	457	–	–	–		–
Purchase of treasury shares	–	–	(147)	–	–	–		(147)
Other comprehensive income:								
Unrealized gains on available-for-sale marketable securities, net	–	–	–	–	109	–	$ 109	109
Foreign currency translation adjustments	–	–	–	–	196	–	196	196
Loss from cash flows hedging transaction	–	–	–	–	(7)	–	(7)	(7)
Total other comprehensive income							298	
Net income	–	–	–	–	–	87	87	87
Total comprehensive income							$ 385	
Balance as of December 31, 2003	14	12,877	(20)	(274)	87	1,780		14,464
Exercise of options	*) –	2	–	–	–	–		2
Amortization of deferred stock compensation	–	–	–	66	–	–		66
Purchase of treasury shares	–	–	(9)	–	–	–		(9)
Other comprehensive income:								
Unrealized gains on available-for-sale marketable securities, net	–	–	–	–	83	–	$ 83	83
Foreign currency translation adjustments	–	–	–	–	171	–	171	171
Gain from cash flows hedging transaction	–	–	–	–	7	–	7	7
Total other comprehensive income							261	
Net loss	–	–	–	–	–	(4,127)	(4,127)	(4,127)
Total comprehensive loss							$ (3,866)	
Balance as of December 31, 2004	$ 14	$ 12,879	$ (29)	(208)	$ 348	$ (2,347)		$ 10,657
Accumulated unrealized gains from available-for-sale marketable securities					$ 86			
Accumulated foreign currency translation adjustments					262			
					$ 348			

*) Represents an amount lower than $ 1. **) Reclassification.

Consolidated statements of cash flows

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Year ended December 31,	2002	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 130	$ 87	$ (4,127)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Loss (gain) on sale of available-for-sale and trading marketable securities, net	140	(6)	–
Loss on sale of property and equipment	6	39	1
Equity in earnings of affiliate	(236)	(345)	(225)
Proceeds from trading securities, net	81	–	–
Depreciation and amortization	501	401	399
Deferred income taxes, net	29	23	33
Employee stock-based compensation	–	213	66
Accrued severance pay, net	(2)	(47)	2
Decrease (increase) in trade receivables	(87)	(132)	144
Decrease (increase) in other accounts receivable and prepaid expenses	215	(89)	175
Decrease in inventories	82	47	15
Increase (decrease) in trade payables	(149)	43	326
Increase (decrease) in accrued expenses and other liabilities	(419)	(99)	611
Increase (decrease) in deferred revenues	187	35	(41)
Others	11	(7)	–
Net cash provided by (used in) operating activities	489	163	(2,621)
CASH FLOWS FROM INVESTING ACTIVITIES			
Changes in related parties account, net	108	–	20
Proceeds from sale of property and equipment	26	5	22
Purchase of property and equipment	(166)	(171)	(293)
Capitalization of research and development costs	–	–	(386)
Investment in leasing deposit	–	–	(5)
Proceeds from realization of short-term bank deposits	1,942	–	–
Investment in available for sale marketable securities	(1,512)	(969)	(220)
Investment in held-to-maturity marketable securities	(476)	–	–
Proceeds from sale of available-for-sale marketable securities	2,508	318	891
Proceeds from redemption of held-to-maturity marketable securities	201	275	–
Acquisition of certain assets and liabilities of Teleknowledge (a)	–	–	(2,445)
Dividend from an affiliate	190	100	136
Others	(12)	16	50
Net cash provided by (used in) investing activities	2,809	(426)	(2,230)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Year ended December 31,	2002	2003	2004
CASH FLOWS FROM FINANCING ACTIVITIES:			
Changes in related parties, net	4	51	–
Repayment of long-term loans	(55)	(8)	(8)
Proceeds from exercise of options and warrants	–	*) –	2
Purchase of treasury shares	(172)	(147)	(9)
Net cash used in financing activities	(223)	(104)	(15)
Effect of exchange rate changes on cash and cash equivalents	–	(11)	(4)
Increase (decrease) in cash and cash equivalents	3,075	(378)	(4,870)
Cash and cash equivalents at the beginning of the year	5,987	9,062	8,684
Cash and cash equivalents at the end of the year	$ 9,062	$ 8,684	$ 3,814
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:			
Cash paid during the year for:			
Interest	$ 10	$ 1	$ 1
Income taxes	$ 58	$ 49	$ 25

(a) In conjunction with acquisition, the fair values of assets acquired and liabilities assumed at the date of acquisition were as follow (see Note 1c):

Working capital (excluding cash and cash equivalents)	$ 24
Estimated fair value of assets acquired and liabilities assumed at the acquisition date:	
Property and equipment	40
Goodwill	1,391
Developed technology	690
Customer relationship	300
	$ 2,445

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

NOTE 1: GENERAL

a. Mer Telemanagement Solutions Ltd. (the "Company" or "MTS") was incorporated on December 27, 1995. MTS and its subsidiaries (the "Group") designs, develops, markets and supports a comprehensive line of telecommunication management and customer care & billing ("CC&B") solutions that enable business organizations and other enterprises to improve the efficiency and performance of all IP operations, and reduce associated costs. The Group products include call accounting and management products, fault management systems and web based management solutions for converged voice, voice over Internet Protocol, IP data and video and CC&B solutions. As for MTS's subsidiaries, see Note 18.

b. MTS's products are designed to provide telecommunication and information technology managers with tools to reduce communication costs, recover charges payable by third parties, and to detect and prevent abuse and misuse of telephone networks including fault telecommunication usage.

The Group markets its products worldwide through distributors, business telephone switching systems manufacturers and vendors and its direct sales force. Several international private automated branch exchange ("PBX") manufacturers market the Group's products as part of their PBX selling efforts or on an Original Equipment Manufacturer ("OEM") basis. The Group is highly dependent upon the active marketing and distribution of its OEMs. If the Group is unable to effectively manage and maintain a relationship with its OEMs or any event negatively affecting such dealers financial condition, this could cause a material adverse effect on the Group's results of operations and financial position. In 2002, 2003 and 2004, one major customer generated 36%, 40% and 38% of the Group's revenues, respectively.

Certain components and subassemblies included in the Group's products are obtained from a single source or a limited group of suppliers and subcontractors. If such supplier fails to deliver the necessary components or subassemblies, the Company may be required to seek alternative sources of supply. A change in supplier could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

MTS's shares are listed for trade on the Nasdaq SmallCap Market.

c. On December 30, 2004, the Company and Teleknowledge Group Ltd. ("Teleknowledge") consummated an Assets Purchase Agreement (the "Agreement"). TeleKnowledge is a leading provider of carrier-class billing and rating solutions. The integration of Teleknowledge's billing solution enables MTS to offer an end-to-end customer care and billing solution. Under the terms of the Agreement, the Company acquired certain assets and liabilities of Teleknowledge for the following consideration:

1. An initial consideration of $2,374 in cash.

2. Additional contingent consideration of up to an amount of $3,650 based on post acquisition revenue performance (calculated as 10% of renewal maintenance fees and 20% of all other revenues from sales which included Teleknowledge products), over a period of three years. Such payments will be recorded as additional goodwill, during the contingency period, when actual revenue performance will be evaluated.

3. In addition, the Company incurred transaction costs totaling $71.

Prior to the acquisition, MTS and Teleknowledge had an OEM relationship. The commercial arrangements and transactions were settled before the date of the acquisition.

The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141, "Business Combination" ("SFAS 141"). Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

U.S. Dollars in thousands (except share data)

Based upon a valuation of the tangible and intangible assets acquired and the liabilities assumed, the Company has allocated the total cost of the acquisition to Teleknowledge's net assets at the date of acquisition, as follows:

Trade receivables	$ 100
Property and equipment	40
Intangible assets:	
Developed technology (four-year useful life)	690
Customer relationship (six-year useful life)	300
Goodwill	1,391
Total assets acquired	2,521
Liabilities assumed:	
Deferred revenues	(76)
Total liabilities assumed	(76)
Net assets acquired	$ 2,445

The valuation of the Company's developed technology was based on the income approach, which reflects the future economic benefits from Teleknowledge products. The value assigned to customer relationship was based on the cost approach. Under this approach, the customer relationship was valued by calculating the savings realized by the Company through obtaining a pre-existing customer relationship of Teleknowledge.

Pro forma results:

The following unaudited proforma information does not purport to represent what the Company's results of operations would have been had the acquisitions occurred on January 1, 2003 and 2004, nor does it purport to represent the results of operations of the Company for any future period.

Year ended December 31,	2003	2004
Revenues	$ 10,128	$ 10,542
Net loss from continuing operations	$ (10,247)	$ *) (4,931)
Basic and diluted net loss per share for continuing operations	$ (2.22)	$ (1.06)
Weighted average number of Ordinary shares in computation of basic and diluted net loss per share	4,617,099	4,634,413

*) Net of capital gain from sale of Teleknowledge to MTS.

[illegible]

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

[illegible]

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

[illegible]

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

[illegible]

The majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars ("dollar") or linked to the dollar. In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The financial statements of foreign subsidiaries and affiliates, whose functional currency has been determined to be their local currency, have been translated into dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

[illegible]

The consolidated financial statements include the accounts of MTS and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

[illegible]

The Company considers all short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less to be cash equivalents.

[illegible]

The Company accounts for investments in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Management determines the classification of investments in marketable debt and equity securities at the time of purchase and reevaluates such designations as of each balance sheet date.

As of December 31, 2004 and 2003, all marketable securities were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated Statement of Operations.

U.S. Dollars in thousands (except share data)

f. Inventories:

Inventories are stated at the lower of cost or market value. Inventories write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Cost is determined as follows: Raw materials – using the "first in, first out" method with the addition of allocable indirect manufacturing costs. Finished products are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

g. Investment in an affiliate:

In these financial statements, an affiliated company is a 50% held company (which is not a subsidiary), where the Company can exercise significant influence over operating and financial policy of the affiliate. The investment in affiliated company is accounted for by the equity method, in accordance with Accounting Principle Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", ("APB No.18"). Profits on intercompany sales, not realized through sales to third parties, were eliminated. The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill.

Goodwill is no longer amortized, but is reviewed annually (or more frequently if circumstances indicate impairment has occurred) for impairment in accordance with the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Before the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over 10 years, in accordance with APB Opinion No.17, "Intangible Assets".

Under APB 18, a loss in value of an investment accounted for under the equity method, which is other than a temporary decline, should be recognized as a realized loss, establishing a new carrying value for the investment. Factors the Company considers in making this evaluation include: the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, including cash flows of the investee and any specific events which may influence the operations of the issuer and the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value. A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment.

No impairment losses were recorded during 2004.

h. Investment in other companies:

The investment in these companies is stated at cost, since the Group does not have the ability to exercise significant influence over operating and financial policies of those investments. The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with APB No.18. As of December 31, 2004, based on management's most recent analyses, no impairment losses have been identified.

i. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight–line method, over the estimated useful lives of the assets, at the following annual depreciation rates:

	%
Computers and peripheral equipment	33
Office furniture and equipment	6–20
Motor vehicles	15
Leasehold improvements	Over the shorter term of the lease agreement or the life of the asset

[illegible]

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

[illegible]

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, no impairment losses have been identified.

[illegible]

Goodwill represents excess of the costs over the net assets of business acquired. Under SFAS No. 142, goodwill acquired in a business combination on or after July 1, 2001, will not be amortized. Goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001, by the straight-line method, over 10 years.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, and weighted average cost of capital. As of December 31, 2004, no impairment losses have been identified. As for application of SFAS No. 142, see Note 10a. Developed technology is amortized over a weighted average of four years and customer relationship is amortized over a weighted average of six years .

[illegible] Revenue recognition

The Company generates revenues from licensing the rights to use its software products directly to end-users and indirectly through resellers and OEMs (who are considered end users). The Company also generates revenues from rendering maintenance, service bureau and support.

Revenues from software license agreements are recognized when all criteria outlined in Statement of Position No. 97–2, "Software Revenue Recognition" ("SOP No. 97–2") as amended are met. Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. The Company generally does not grant a right of return to its customers.

Where software arrangements involve multiple elements, revenue is allocated to each undelivered element based on vendor specific objective evidence ("VSOE") of the fair values of each undelivered element in the arrangement, in accordance with the "residual method" prescribed by SOP No. 98–9, "Modification of SOP No. 97–2, Software Revenue Recognition With Respect to Certain Transactions". The VSOE used by the Company to allocate the sales price to support services and maintenance is based on the renewal rate charged when these elements are sold separately. License revenues are recorded based on the residual method. Under the residual method, revenue is recognized for the delivered elements when (1) there is VSOE of the fair values of all the undelivered elements, and (2) all revenue recognition criteria of SOP No. 97–2, as amended, are satisfied. Under the residual method any discount in the arrangement is allocated to the delivered element.

Revenues from maintenance and support services are recognized over the life of the maintenance agreement or at the time that support services are rendered.

Deferred revenues include unearned amounts received under maintenance and support contracts, not yet recognized as revenues.

U.S. Dollars in thousands (except share data)

m. Research and development costs.

Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's and its subsidiaries product development process, technological feasibility is established upon completion of a working model.

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of Israel's Ministry of Industry and Trade.

Significant costs incurred by the Company and its subsidiaries between completion of the working model and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized by the greater of the amount computed using the: 1) ratio of the current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or 2) the straight-line method over the estimated useful life of the product (three years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. Based on its most recent analyses, management believes that no impairment of capitalized software development costs exists as of December 31, 2004.

n. Government grants

Royalty-bearing grants from the Government of Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred and recorded as a deduction of research and development costs.

o. Income taxes

The Company accounts for income taxes, in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred tax assets to their estimated realizable value.

p. Accounting for stock based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning 2003. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2002, 2003 and 2004 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

Year ended December 31,	2002	2003	2004
Dividend	0%	0%	0%
Average risk-free interest rates	2%	2%	2.79%
Average expected life (in years)	4	2.5	4.71
Volatility	66.8%	71.8%	53.37%

Pro forma information under SFAS No. 123, is as follows:

Year ended December 31,	2002	2003	2004
Net income (loss), available to ordinary shares as reported	$ 130	$ 87	$ (4,127)
Add: Stock-based employee compensation – intrinsic value	–	213	66
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effect	(177)	(346)	(274)
Pro forma net loss	$ (47)	$ (46)	$ (4,335)
Basic and diluted net earnings (loss) per share, as reported	$ 0.03	$ 0.02	$ (0.89)
Basic and diluted net loss per share, pro forma	$ (0.01)	$ –	$ (0.94)

The Company applies Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and Emerging Issues Task Force No. 96–18 ("EITF No. 96–18"), "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of the options at the measurement date.

Warranty costs:

The Company provides free warranty for up to one year for end–users and up to 15 months for the "OEM" distributors. A provision is recorded for probable costs in connection with these services based on the Company's experience.

The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of sold units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. No changes in the Company's product liability were recorded during the period and the provision for the year ending December 31, 2004 amounted to $ 22.

Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

U.S. Dollars in thousands (except share data)

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable and trade payables approximate their fair value, due to the short-term maturity of such instruments. The fair value for marketable securities is based on quoted market prices (see Note 3).

Long-term loans – The carrying amounts of the Company's borrowings under its long-term agreements, both as a lender and as a borrower, approximate their fair value.

s. Severance pay

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2002, 2003 and 2004 amounted to approximately $ 104, $ 13 and $ 164, respectively.

t. Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities and long-term loans. Cash and cash equivalents are deposited with major banks in Israel and major banks in United States. Such deposits in the U.S. may be in excess of insured limit and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The trade receivables of the Company are mainly derived from sales to customers in the U.S. and Europe (see Note 16). The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection according to management estimates. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

The Company's marketable securities include mainly investments in corporate debts and mutual funds. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

u. Basic and diluted net earnings (loss) per share

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

The total number of shares related to the outstanding options excluded from the calculation of diluted net earnings (loss) per share was 757,580 shares, 766,141 shares and 667,101 shares for the years ended December 31, 2002, 2003 and 2004, respectively.

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

Derivatives and hedging

To protect against the reduction in value of forecasted foreign currency cash flows resulting from export sales over the next year, the Company hedged portions of its forecasted revenue denominated in foreign currencies with forward contracts. During 2004, the Company realized all its forward derivatives.

Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in other income/expense in current earnings during the period of change.

During 2004 and 2003, there were no significant gains or losses recognized in earnings for hedge ineffectivness.

w. Impact of recently issued accounting standards

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock Based Compensation". SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flow". Generally, the approach adopted by SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.

SFAS 123(R) must be adopted by no later than the first quarter of 2006. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on January 1, 2006.

SFAS 123(R) permits companies to adopt its requirement using one of the two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123(R) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123(R) for purposes of pro forma disclosures either: (a) all prior periods presented or (b) prior interim period of the year of adoption.

As permitted by SFAS 123, the Company currently accounts for share based payments to employees using the APB 25 intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R) fair value method will have a significant impact on the Company's result of operations, although it will have no impact on the Company's overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings (loss) per share in above.

U.S. Dollars in thousands (except share data)

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current–period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

x. Reclassification:

Certain amounts from prior years referring to the employee stock based compensation have been reclassified to conform current periods representation.

NOTE 3: MARKETABLE SECURITIES

The following is a summary of the Company's investment in marketable securities:

	December 31, 2003				December 31, 2004			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair market value
Available-for-sale:								
Mutual funds	$ 623	$ 5	$ –	$ 628	$ 506	$ 60	$ –	$ 566
Equity securities	51	12	–	63	25	8	–	33
Corporate bonds	702	–	(8)	694	368	8	–	376
Israeli Government debts	265	–	(6)	259	72	10	–	82
	$ 1,641	$ 17	$ (14)	$ 1,644	$ 971	$ 86	$ –	$ 1,057

The gross realized gains (losses) on sales of available-for-sale securities totaled $ 6 and $ 0 in 2003 and 2004, respectively. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity, "Accumulated other comprehensive gains (losses)" amounted to $ 109 and $ 83 in 2003 and 2004, respectively.

The amortized cost and fair value of debt and marketable equity securities as of December 31, 2004, by contractual maturity, are shown below.

December 31, 2004	Amortized cost	Fair market value
Matures in one year	$ 368	$ 376
Matures after one year through nine years	72	82
Equity securities and mutual funds	531	599
Total	$ 971	$ 1,057

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

NOTE 4: OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

December 31,	2003	2004
Government authorities	$ 232	$ 117
Prepaid expenses	103	149
Deferred income taxes (1)	66	66
Others	165	59
	$ 566	$ 391

(1) See Note 13f.

NOTE 5: INVENTORIES

December 31,	2003	2004
Raw materials	$ 73	$ 76
Finished products	120	102
	$ 193	$ 178

The Company periodically assesses its inventory valuation in accordance with its revenues forecasts, technological obsolescence, and the market conditions. Marked down inventory that is expected to be sold at a price lower than the carrying value is not material.

NOTE 6: INVESTMENTS IN AFFILIATE

a. Composed as follows:

December 31,	2003	2004
Investment in Jusan S.A. (50% owned)		
Equity, net (1)	$ 1,824	$ 2,084
Goodwill	35	35
	$ 1,859	$ 2,119
(1) Investment as of purchase date	$ 1,171	$ 1,171
Foreign currency translation adjustments	143	316
Accumulated net earnings	510	597
	$ 1,824	$ 2,084
Dividend received from Jusan S.A. during the year	$ 100	$ 136

U.S. Dollars in thousands (except share data)

b. Summarized financial information of Jusan S.A. (50% owned):

December 31,	2003	2004
Current assets	$ 5,266	$ 5,552
Non-current assets	$ 99	$ 68
Current liabilities	$ (1,861)	$ (1,438)

Year ended December 31,	2002	2003	2004
Revenues	$ 6,848	$ 6,049	$ 6,892
Gross profit	$ 3,260	$ 3,079	$ 3,158
Net income	$ 708	$ 594	$ 444

NOTE 7: LONG-TERM LOANS

a. Composed as follows:

December 31,	2003	2004
Loans to others in NIS – unlinked (1)	$ 131	$ 84
Less – current maturities (2)	36	39
	$ 95	$ 45

(1) The weighted average interest rate for the year ended December 31, 2004 and 2003 is 6.375%.

(2) Included in other accounts receivable.

b. As of December 31, 2004, the aggregate annual maturities of long-term loans are as follows:

	December 31,
2005 (current maturities)	$ 39
2006	36
2007	9
	$ 84

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

NOTE 8: OTHER INVESTMENTS

December 31,	2003	2004
Long-term leasing deposits (1)	$ 21	$ 26
Investment in other companies	347	347
	$ 368	$ 373

(1) Linked to the Israeli CPI.

NOTE 9: PROPERTY AND EQUIPMENT, NET

December 31,	2003	2004
Cost:		
Computers and peripheral equipment	$ 2,528	$ 2,838
Office furniture and equipment	536	558
Motor vehicles	96	62
Leasehold improvements	100	112
	3,260	3,570
Accumulated depreciation:		
Computers and peripheral equipment	2,300	2,454
Office furniture and equipment	358	407
Motor vehicles	64	55
Leasehold improvements	56	73
	2,778	2,989
Depreciated cost	$ 482	$ 581

The depreciation expense for the years ended December 31, 2002, 2003 and 2004 was $ 347, $ 247 and $ 211, respectively.

U.S. Dollars in thousands (except share data)

NOTE 10: GOODWILL AND OTHER ASSETS

a. Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2004 are as follows:

Balance as of December 31, 2003	$ 2,024
Goodwill acquired during year (see Note 1c)	1,391
Impairment losses	–
Balance as of December 31, 2004	$ 3,415

b. Other intangibles consist of the following:

December 31,	2003	2004
Cost:		
Development technology	$ 750	$ 1,440
Capitalized software developed costs	–	386
Customer relationship	–	300
	750	2,126
Accumulated amortization:		
Development technology	544	700
Capitalized software developed costs	–	32
Customer relationship	–	–
	544	732
	$ 206	$ 1,394

c. Amortization expenses amounted to $ 154, $ 154 and $ 188 for each of the years ended December 31, 2002, 2003 and 2004, respectively.

d. Estimated amortization expenses for the years ended:

December 31,	
2005	273
2006	223
2007	222
2008	222
2009 and further	100

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

NOTE 11: ACCRUED EXPENSES AND OTHER LIABILITIES

December 31,	2003	2004
Employees and payroll accruals	$ 473	$ 799
Income tax payable	242	330
Accrued expenses	456	646
Customer advances	203	204
Related parties	47	63
	$ 1,421	$ 2,042

NOTE 12: COMMITMENTS AND CONTINGENT LIABILITIES

a. Lease commitments

The facilities of the Company are rented under operating leases for periods ending in 2006.

Future minimum lease commitments under non-cancelable operating leases as of December 31 are as follows:

2005	$ 399
2006	130
	$ 529

Lease expenses for the years ended December 31, 2002, 2003 and 2004, were approximately $ 446, $ 372 and $ 334, respectively.

b. Royalty commitments

1. The Company is committed to pay royalties to the Office of the Chief Scientist of the Ministry of Trade ("OCS") of the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated. In the event that development of a specific product in which the OCS participated is successful, the Company will be obligated to repay the grants through royalty payments at the rate of 3% to 5% based on the sales of the Company, up to 100%–150% of the grants received linked to the dollar. As of December 31, 2004, the Company has a contingent liability to pay royalties in the amount of $ 7,429. The obligation to pay these royalties is contingent upon actual sales of the products and, in the absence of such sales, no payment is required.

The Company has paid or accrued royalties in its cost of revenues relating to the repayment of such grants in the amount of $ 132, $ 146 and $ 181 for the years ended December 31, 2002, 2003 and 2004, respectively.

2. The Israeli Government, through the Fund for Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received linked to the U.S. dollar. As of December 31, 2004, the Company has a contingent obligation to pay royalties in the amount of $ 259. During the three years ending on December 31, 2004, the Company accrued royalties in the amount of $129.

U.S. Dollars in thousands (except share data)

c. Claim and demand:

In April 2000, the tax authorities in Israel issued to the Company a demand for a tax payment, for the period of 1997–1999, in the amount of approximately NIS 6 million ($ 1,350).

The Company has appealed to the Israeli district court in respect of the abovementioned tax demand. Based on the opinion of its legal counsel, the Company believes that certain defenses can be raised against the demand of the tax authorities. The Company believes that the outcome of this matter will not have a material adverse effect on its financial position or results of operations and, the Company provided a provision in the amount of $464 , based on the current evidence and on the basis of the said opinion of its legal counsel that, in the opinion of Company, is an adequate provision.

NOTE 13. TAXES ON INCOME

a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

MTS was granted the status of an "Approved Enterprise" under the Law in respect of expansion projects. According to the provisions of the Law, MTS elected to enjoy the "alternative benefits" – the waiver of grants in return for a tax exemption and, accordingly, income derived from the "Approved Enterprise" is tax-exempt for a period of two years, commencing with the year it first earns taxable income, and subject to corporate tax at the rate of 10%–25%, for additional periods of five to eight years.

The expansion programs which are assigned to MTS are as follows:

1. One program entitled MTS to tax-exemption for a two-year period ended December 31, 1999, and is subject to a reduced tax rate of 10%–25% for a five to eight years period ending December 31, 2004.

2. The current program entitles MTS to tax exemption for a two year period and it is subject to a tax rate of 10%–25% for an additional period of five to eight years . The benefits in respect of this program have not yet commenced.

3. During 2004 the Company received an additional expansion program which entitles MTS to tax exemption for a two year period and to a reduced tax rate of 10%–25% for a five year period. The benefits in respect of this program have not yet commenced.

The period of tax benefits detailed above is subject to a limit of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

The entitlement to the above benefits is conditional upon MTS fulfilling the conditions stipulated by the above Law, regulations published thereunder and the letters of approval for the specific investment in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and MTS may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2004, management believes that MTS is meeting all of the aforementioned conditions.

The tax-exempt income attributable to the "Approved Enterprise", amounting to $2,250 as of December 31, 2004, can be distributed to shareholders without subjecting MTS to taxes only upon the complete liquidation of MTS. MTS has determined that such tax-exempt income will not be distributed as dividends and permanently re-invested these profits. Accordingly, no deferred taxes have been nor will be provided on income attributable to MTS's "Approved Enterprise".

U.S. Dollars in thousands (except share data)

Should the retained tax-exempt income be distributed in a manner other than in the complete liquidation of MTS, it would be taxed at the corporate tax rate applicable to such profits as if MTS had not elected the alternative tax benefits (currently – 10%–25% for an "Approved Enterprise").

Should MTS and its Israeli subsidiary derive income from sources other than an "Approved Enterprise", they will be subject to tax at the regular rate of 35%.

Since MTS is operating more than one "Approved Enterprise" and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular corporate tax rate, its effective tax rate is the result of a weighted combination of the various applicable rate and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

b. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are presented in dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes presented in the financial statements. In accordance with paragraph 9(f) of SFAS 109, MTS and its Israeli subsidiary have not provided for deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

c. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

MTS is currently qualified as an "industrial company" under the above law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses and amortization of intangible property rights as a deduction for tax purposes.

d. Net operating losses carryforwards:

As of December 31, 2004, the Company and its subsidiaries in Israel, Asia and the U.S. have an estimated total amount of available carryforward tax losses of $5,717, $ 290 and $210, respectively, to offset against future taxable profits.

The tax loss carryforward in Israel may be offset indefinitely against operating income. The operating loss carryforwards of MTS and its Israeli subsidiary, which can be used indefinitely, amounted to approximately $5,717.

e. Tax assessments:

Regarding the claim from the tax authorities in Israel, see Note 12c. The Company has received final tax assessments until the 1996 tax year.

f. Deferred income taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

U.S. Dollars in thousands (except share data)

December 31,	2003	2004
Tax loss carryforwards of the Company	$ 845	$ 1,291
Allowances for doubtful accounts and accruals for employee benefits	121	122
In respect of marketable securities	84	76
Capitalized software and other intangible assets	134	93
Other	5	190
Net deferred tax asset before valuation allowance	1,189	1,772
Valuation allowance	(1,017)	(1,633)
Net deferred income taxes	$ 172	$ 139
Presented as follows:		
Current assets — foreign	$ 66	$ 66
Other assets — foreign	$ 73	$ 73
Other assets — domestic	$ 33	$ —

MTS and certain of its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences, since they have a history of losses over the past years. Management currently believes that it is more likely than not that part of the deferred tax regarding the loss carryforward in the Company and other temporary differences will not be realized in the foreseeable future.

g. A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

Year ended December 31,	2002	2003	2004
Loss before taxes as reported in the statements of operations	$ (54)	$ (60)	$ (4,086)
Tax rates	36%	36%	35%
Theoretical tax benefit	$ (19)	$ (22)	$ (1,430)
Increase in taxes resulting from:			
Effect of different tax rates and "Approved Enterprise" benefit	200	–	2
Tax adjustment in respect of inflation in Israel and others	(61)	(22)	12
Utilization of carryforward tax losses for which valuation allowance was provided	(246)	(86)	(21)
Non-deductible expenses and tax exempt income	(24)	9	–
Taxes in respect of previous years	–	175	223
Deferred taxes for which valuation allowance was provided	202	144	1,480
Taxes on income as reported in the statements of operations	$ 52	$ 198	$ 266

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

Loss before income taxes is comprised as follows:

Year ended December 31,	2002	2003	2004
Domestic	$ (841)	$ (312)	$ (3,918)
Foreign	787	252	(168)
	$ (54)	$ (60)	$ (4,086)

Taxes on income are comprised as follows:

Year ended December 31,	2002	2003	2004
Current taxes	$ 23	$ –	$ 10
Deferred taxes	29	23	33
Taxes in respect of previous years	–	175	223
	$ 52	$ 198	$ 266
Domestic	$ 29	$ 322	$ 256
Foreign	23	(124)	10
	$ 52	$ 198	$ 266

NOTE 14: RELATED PARTIES TRANSACTIONS

a. On November 8, 1999, the board of directors and the audit committee approved, subject to shareholders' approval, an increase in the monthly salary of the Chairman of the Board of Directors from $ 5 to $ 7 per month and the grant of options to purchase 98,824 ordinary shares. The options were granted to him at his request in lieu of salary for the twelve month period ending December 31, 2000. The exercise price of the options was $ 6 per share, expected dividend yield was 0%, and the risk free interest rate was 6%. The options vested ratably over an eight-month period beginning January 1, 2000 and terminated five years from the date of grant. The options were forfeited by the end of 2004.

The wife of the Chairman of the Board of Directors provides ongoing legal services to the Company and receives a monthly retainer of $ 5. The conditions for retaining her services were approved by the Company's Board of Directors and audit committee.

MTS's subsidiaries, MTS Asia Ltd. and MTS IntegraTRAK, entered into an agreement with C. Mer (company under common control), pursuant to which they distribute and support certain of C. Mer's products and provide certain services on behalf of C. Mer. Generally, C. Mer compensates MTS Asia Ltd. for these activities at cost plus 10% and compensates MTS IntegraTRAK at cost plus 5%.

b. In 2003 and 2004, the balance with C. Mer reflects short-term debt and other receivable. Due to the short-term nature, no interest was charged by or paid to C. Mer through December 31, 2003 and 2004.

U.S. Dollars in thousands (except share data)

c. Transactions with related parties were as follows:

Year ended December 31,	2002	2003	2004
Sales through related parties	$ 65	$ 28	$ 15
Amounts charged by related parties:			
Cost of revenues	$ 239	$ 34	$ 32
Research and development	8	–	–
Selling and marketing	2	–	–
General and administrative	4	5	7
	$ 253	$ 39	$ 39
Amounts charged by MTS IntegraTRAK and MTS Asia to related parties:			
Selling and marketing	$ 2	$ –	$ 18
Payments from (repayments to) the related parties, net	$ (172)	$ (48)	$ 20

d. Amounts due from an affiliate:

December 31,	2003	2004
Jusan S.A	$ (2)	$ (21)

NOTE 15: SHAREHOLDERS' EQUITY

a. Share capital:

The Ordinary shares entitle their holders the right to receive notice to participate and vote in general meetings of MTS and the right to receive cash dividends, if declared.

b. Share Option Plan:

MTS has authorized, through its 1996 Incentive Share Option plan, the grant of options to officers, management, employees and directors of MTS or any subsidiary of up to 1,900,000 of MTS's Ordinary shares. Up to 1,500,000 options shall be granted under the option plan pursuant to section 102 of the Israel Income Tax Ordinance. Any option, which is canceled or forfeited before expiration, will become available for future grants.

Each option granted under the Plan is exercisable until the earlier of four years from the date of the grant of the option or the expiration dates of the option plan. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options were exercised. The options vest primarily gradually over three or four years of employment.

In 2003, Section 102 of the Israeli Income Tax Ordinance was amended effective as of January 1, 2003. Therefore MTS has rolled-over the remaining options available, at that time, for grant into a new plan that conforms with the newly amended

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

provisions of Section 102 of the Israel Income Tax Ordinance. The Incentive Share Option Plan will terminate in 2013, unless cancelled earlier by MTS's board of directors.

As of December 31, 2004, 672,025 options are available for future grant.

Summary of MTS's stock options activity and related information for the three years ended December 31 is as follows:

	Options available for grant	Number of options outstanding	Options exercisable	Weighted average exercise price
Options exercisable at January 1, 2002			800,887	$ 4.48
Balance on January 1, 2002	531,609	1,227,141		$ 3.74
Options granted	(35,000)	35,000		$ 1.2
Options forfeited	504,561	(504,561)		$ 4.19
Options exercisable at December 31, 2002			502,644	$ 3.76
Balance on December 31, 2002	1,001,170	757,580		$ 3.32
Options granted	(434,500)	434,500		$ 1.85
Options exercised	–	(133,333)		$ –
Options forfeited	260,106	(260,106)		$ 2.91
Options exercisable at December 31, 2003			355,413	$ 3.68
Balance on December 31, 2003	826,776	798,641		$ 2.85
Options granted	(226,000)	226,000		$ 2.29
Options exercised	–	(17,333)		$ 0.08
Options forfeited	251,708	(251,708)		$ 4.62
Options forfeited from old plan	(180,459)	–		$ –
Options exercisable at December 31, 2004			301,812	$ 2.01
Balance on December 31, 2004	672,025	755,600		$ 2.11

The options outstanding as of December 31, 2004 have been separated into ranges of exercise prices, as follows:

Exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life (in years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
$ 0.93–1.3	31,500	1.08	$ 1.18	20,998	$ 1.18
$ 1.844	250,000	3.92	$ 1.844	62,500	$ 1.844
$ 1.9–2.05	186,300	0.39	$ 1.95	186,300	$ 1.95
$ 2.2–2.35	184,000	4.71	$ 2.27	–	$ –
$ 2.9–2.95	98,800	3.92	$ 2.9	27,014	$ 2.9
$ 4.5	2,000	0.08	$ 4.5	2,000	$ 4.5
$ 5.9375	3,000	0.75	$ 5.9375	3,000	$ 5.9375
	755,600		$ 2.11	301,812	$ 2.01

U.S. Dollars in thousands (except share data)

c. The weighted average fair value of options granted during 2003 and 2004, whose exercise price equals the fair value of the stock on the date of grant, was $ 1.20 and $ 0.781 per option, respectively.

During 2004, the Company granted 226,000 options at a weighted average exercise price of $ 2.29 per share (the fair market value of the shares on the date of grant).

The Company has recorded deferred stock compensation expense for options issued in 2003 with an exercise price below the fair market value of the shares; the deferred stock compensation expense has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of approximately $ 60 and $ 66 was recognized during 2003 and 2004, respectively.

During 2003 the Company reduced the exercise price of 83,000 options to zero resulting in a compensation expense of approximately $ 153.

d. In January 2000, MTS granted 98,824 options to Mr. Chaim Mer, chairman of the Company, having an exercise price of $ 6.00 per share. These options were granted in lieu of Mr. Mer's salary ($ 7 per month) in 2000. The options were exercisable for five years commencing January 1, 2000 and were forfeited by the end of 2004 (see Note 14a).

e. On February 7, 2001, MTS issued five-year warrants to purchase 25,000 Ordinary shares of MTS to Investec Bank (Mauritius) Ltd. in connection with certain financial services performed on MTS's behalf. The warrants have an exercise price of $ 4.95 per share for warrants exercised until February 2004 and $ 5.625 per share for warrants exercised until February 2006. The fair value of the warrants, at the date of the grant, using a Black-Scholes option pricing model was immaterial and therefore no compensation expenses were recorded.

f. Treasury shares:

During 2002, 2003 and 2004, the Company purchased 195,183, 130,510 and 3,800 shares in consideration of $ 172, $ 147 and $ 9 respectively, according to the stock repurchase program, which authorized the Company's officers to repurchase up to 600,000 Ordinary shares of MTS and was approved by the Company's Board of Directors. The shares were placed into treasury.

During 2003, MTS cancelled $457 of its treasury shares, which represent 384,610 Ordinary shares.

g. Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

NOTE 16: GEOGRAPHIC INFORMATION AND CLASSES OF PRODUCTS

The Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the customer.

The following is a summary of revenues within geographic areas based on end customer location and long-lived assets:

U.S. Dollars in thousands (except share data)

Notes to consolidated financial statements

Year ended December 31,	2002	2003	2004
Revenues from sales			
Israel	$ 217	$ 186	$ 256
United States	6,449	4,917	4,967
Germany	1,130	1,826	1,724
Holland	756	924	798
Europe (excluding Germany and Holland)	296	516	471
Asia	469	364	635
South America	328	368	423
Others	142	129	139
	$ 9,787	$ 9,230	$ 9,413

December 31,	2002	2003	2004
Long-lived assets			
Israel	$ 624	$ 394	$ 3,103
United States	2,302	2,268	2,244
Holland	10	8	7
Asia	29	16	9
South America	22	27	27
	$ 2,987	$ 2,713	$ 5,390

Total revenues from external customers divided on the basis of the Company's product lines are as follows:

Year ended December 31,	2002	2003	2004
TABS	$ 9,787	$ 9,230	$ 9,327
Application suite	—	—	86
	$ 9,787	$ 9,230	$ 9,413

U.S. Dollars in thousands (except share data)

NOTE 17: SELECTED STATEMENTS OF OPERATIONS DATA

a. Financial income, net

Year ended December 31,	2002	2003	2004
Financial expenses:			
Interest expenses	$ (205)	$ (64)	$ –
Other expenses	(7)	–	(24)
Foreign currency translation differences	–	(11)	–
	(212)	(75)	(24)
Financial income:			
Interest income	310	186	83
Other income	1	13	–
Foreign currency translation differences	35	–	19
	346	199	102
	$ 134	$ 124	$ 78

b. Other income (expenses), net

	2002	2003	2004
Gain (loss) on marketable securities, net	$ (140)	$ 6	$ –

NOTE 18: SUBSIDIARIES AND AFFILIATES

	Percentage of ownership	Jurisdiction of incorporation
Subsidiaries:		
MTS IntegraTRAK Inc.	100%	Delaware
MER Fifth Avenue Realty Inc. (a subsidiary of MTS IntegraTRAK Inc.)	100%	New York
MTS Asia Ltd.	100%	Hong Kong
Telegent Ltd.	100%	Israel
Jaraga B.V.	100%	The Netherlands
Verdura B.V. (a subsidiary of Jaraga B.V.)	100%	The Netherlands
Voltera Technologies V.O.F. (a partnership held 99% by Jaraga B.V. and 1% by Verdura B.V.)	100%	The Netherlands
Bohera B.V. (a subsidiary of Jaraga B.V.)	100%	The Netherlands
Tabs Brazil Ltd. (a subsidiary of Jaraga B.V.)	100%	Brazil
Affiliate:		
Jusan S.A. (a subsidiary of Jaraga B.V.)	50%	Spain

NOTE 19: SUBSEQUENT EVENTS

On April 18, 2005, Amdocs (Israel) Ltd. and Amdocs Ltd. (the "Plaintiffs") filed a complaint with the Tel Aviv District Court against the Company, its Chief Executive Officer and others (the "Defendants") alleging, among other things, that professional and commercial information belonging to the Plaintiffs was transferred to the Defendants for use in the Company's activity. The Plaintiffs are seeking an injunction prohibiting the Defendants from making any use of the information and trade secrets that were allegedly transferred, injunctions requiring the return of such information and estimated damages of NIS 14,775 (approximately $3,360). Due to the preliminary stage of the litigation, the Company and its legal advisors cannot currently advise as to its outcome or its possible adverse effect on the Company's financial position or results of operations. The company intends to vigorously defend this action.

corporate directory

Board of Directors

Mr. Chaim Mer, Chairman
Mr. Isaac Ben-Bassat, Director
Mr. Steven J. Glusband, Director
Mr. Alon Aginsky, Director
Dr. Yehoshua Gleitman, Director
Dr. Orna Berry, Director
Mr. Yaacov Goldman, Director

Officers

Mr. Eytan Bar, President & CEO
Mr. Shlomi Hagai, Corporate COO & CFO
Mr. Nitzan Ben Zvi, VP Products
Mr. Hanoch Magid, VP Marketing & Sales EMEA

International

MER Telemanagement Solutions Ltd.
22 Zarhin Street
Ra'anana 43662, Israel
Tel: (972) 9 762 1777
Fax: (972) 9 746 6597
mts@mtsint.com
www.mtsint.com

North America

MTS IntegraTRAK Inc.
12600 SE 38th Street, Suite 250
Bellevue, WA 98006, USA
Tel: (1) 425 401-1000
Fax: (1) 425 401-1700

501 Hoes Lane
Suite 202
Piscataway, NJ 08854, USA
Tel: (1) 732 235-0900
Fax: (1) 732 235-0906
info@mtsint.com
www.mtsint.com

Asia & Pacific Rim

MTS Asia Ltd.
Unit 3 6/F, Laws Commercial Plaza
788 Cheung Sha Wan Road
Kowloon, Hong Kong
Tel: (852) 2413-2802
Fax: (852) 2413-2862
info@mtsasia.com
www.mtsint.com

Europe

JARAGA B.V.
Rapenburgerstraat 20,
1011 MN Amsterdam, Holland
Tel: (31) 20-773-4141
Fax: (31) 20-330-5444

TABS Brasil Ltda.
Av. Dr. Cardoso de Melo
1666-4° andar - Cj. 42
São Paulo 04548-005, Brasil
Tel: (55) 11 3846-1211
Fax: (55) 11 3846-1211
suporte@tabs.com.br
www.mtsint.com

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038, USA

US Legal Counsel
Carter, Ledyard & Milburn
2 Wall Street
New York, NY 10005, USA
Tel: (1) 212 732-3200
Fax: (1) 212 732-3232

Independent Auditor
Kost, Forer, Gabbay & Kasierer
Member of Ernst & Young Global
3 Aminadav Street
Tel-Aviv 61575, Israel
Tel: (972) 3 623-2535
Fax: (972) 3 562-2555

Stock Exchange Listing
Nasdaq SmallCap Market
Symbol: MTSL

Form 20–F
Copies of MTS's Annual Report on Form 20–F as filed with the Securities and Exchange Commission may be obtained by shareholders without charge upon written request to:
Mr. Shlomi Hagai
MTS Ltd.
22 Zarhin Street
Ra'anana 43662, Israel

Investors Relations
The Anne McBride Company, Inc.
747 Third Avenue, 4th Floor
New York, NY 10017, USA
Tel: (1) 212 983-1702
Fax: (1) 212 983-1736

The Annual Meeting of Shareholders will be held on Friday, July 29, 2005 at 10:00am at the Company's offices, 22 Zarhin Street, Ra'anana, Israel.



22 Zarhin Street
Ra'anana 43662, Israel
Tel: (972) 9 7621777
Fax:(972) 9 7466597
mts@mtsint.com

12600 SE 38th Street
Suite 250
Bellevue, WA 98006, USA
Tel: (1) 425 401-1000
Fax:(1) 425 401-1700

501 Hoes Lane
Suite 202
Piscataway, NJ 08854, USA
Tel: (1) 732 235-0900
Fax: (1) 732 235-0906
info@mtsint.com

Unit 3,6/F
Laws Commercial Plaza
788 Cheung Sha Wan Road
Kowloon, Hong Kong
Tel: (852) 2413-2802
Fax:(852) 2413-2862
info@mtsasia.com

Av. Dr. Cardoso de Melo
1666-4° andar - Cj. 42
São Paulo 04548-005, Brasil
Tel: (55) 11 3846-1211
Fax:(55) 11 3846-1211
suporte@tabs.com.br

Rapenburgerstraat 20,
1011, MN Amsterdam, Holland
Tel: (31) 20-778-4141
Fax:(31) 20-330-5444

MTS
Telecommunications Management

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By: /s/Eytan Bar
Eytan Bar
President and
Chief Executive Officer

Date: July 14, 2005